Exhibit 16.1

September 12, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Magenta Therapeutics, Inc. and, under the date of March 23, 2023, we reported on the consolidated financial statements of Magenta Therapeutics, Inc. as of and for the years ended December 31, 2022 and 2021. On September 11, 2023, we were dismissed.

We have read the statements of Dianthus Therapeutic, Inc. (formerly Magenta Therapeutics, Inc.) (the “Company”) included under Item 4.01 of its Form 8-K dated September 11, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the decision to change accountants was approved by the audit committee of the board of directors of the Company, or any of the Company’s statements under the heading, “Appointment of New Independent Registered Public Accounting Firm”.

Very truly yours,

(signed) KPMG LLP